January 3, 2017

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, DC 20549
Attn: W. John Cash, Accounting Branch Chief

 Re:               Aemetis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 29, 2016
Form 10-Q for the Fiscal Quarter Ended September 30, 2016
Filed November 14, 2016
File No. 1-36475

Dear Mr. Cash:

This letter is being submitted by Aemetis, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by the letter dated December 15, 2016 regarding the Company’s filings referenced above.

For your convenience, the numbering of the paragraphs below corresponds to the numbering of the Staff’s letter and we have included each of the Staff's comments in bold before each of the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 1. Business, page 3
Environmental and Regulatory Matters, page 9

1.
We note your disclosure that you incur significant capital costs to comply with environmental laws. In future filings, please quantify such costs. See Item 101(h)(4)(xi) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments and respectfully advises that Staff that the disclosures were intended to provide cautionary recognition that upon certain events the Company could be subject to significant capital or operating costs associated with environmental law compliance.

To date, the costs associated with complying with environmental laws have been customary and normal for plants of similar capacity in similar locations, and not material to an understanding of the Company. Specifically, during the year ended December 31, 2015, our North America segment spent approximately $357,000 on health, safety and environmental expenses, of which $205,000 was related to payroll spending. These costs are principally associated with ongoing testing and permit fee payments. We have had no capital costs during the years ending December 31, 2016 and 2015. To the extent these costs become material to an understanding of the Company in the future, we will include such disclosure in our filings.

In our future Exchange Act filings, we will amend our disclosure to include the qualifier “may” prior to the environmental law compliance costs statement to indicate the cautionary nature of the comment as follows:

“These laws, regulations and permits may, from time to time, require us to incur significant capital and/or operating costs.”

We will also disclose the amount generally related to the costs and effects of compliance with environmental laws, to the extent material to an understanding of the Company, in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

2.
In your future Exchange Act filings, please expand your disclosure throughout this section to discuss the underlying reasons for any decreases or increases in the factors you cite as causing the changes in your results so that investors gain better insight into your results, particularly for trend purposes and discerning future prospects. For example, we note your disclosure on page 27 that you ground 19.5 million bushels of corn in 2015 compared to 21.4 million in 2014. Similarly, we note your disclosure on page 27 that ethanol volumes decreased by 7%. Regarding your ethanol volumes, we also note that in your earnings call transcript for the third quarter of 2015 you stated your production was constrained by feedstock supply. See Item 303 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comments and respectfully advises that Staff that we will expand the discussion of the factors underlying any decrease or increase in operating results in future filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

General

3.
Please tell us what consideration you gave, if any, to including risk factor disclosure that would discuss the risks associated with EdenIQ, Inc.’s termination of the merger agreement and the subsequent lawsuit you filed based on such termination in your 10-Q for the quarterly period ended September 30, 2016. In this regard, we note the following statement by Eric McAfee on August 11, 2016, “We expect to implement EdenIQ’s cellulosic ethanol technology at our Keyes plant in the first quarter of 2017, which we believe will substantially improve cash flow by increasing the number of gallons of ethanol and distillers oil produced at our plant, as well as generating valuable D3 biofuel RINs when the EPA approves EdenIQ’s company registration.” We further note that you filed a lawsuit against EdenIQ seeking specific performance.

Response:

Our report on Form 10-K for the year ended December 31, 2015 as filed with the SEC on March 28, 2016 included two risk factors related to the potential risk of a termination of the EdenIQ merger agreement. These risk factors are titled “We may be unable to execute our business plan” and “We may encounter unanticipated difficulties in converting the Keyes plant to accommodate alternative feedstocks, new chemicals used in the fermentation and distillation process or new mechanical production equipment”. The EdenIQ merger agreement is a component of our short-term business plan, as outlined in the Company’s strategy to “evaluate and pursue technology acquisition opportunities” and to “leverage technology for the development and production of additional advanced biofuels and renewable chemicals”.

In its future Exchange Act filings, to the extent ongoing, the Company will include the below risk factor in its public filings:

Edeniq’s attempt to terminate and failure to close the Edeniq Merger, and litigation pertaining to the Edeniq Merger, may negatively impact our business and operations.

On August 31, 2016, the Company filed a lawsuit in Santa Clara County Superior Court against EdenIQ and its CEO, Brian D. Thome. The lawsuit is based on EdenIQ’s wrongful termination of a merger agreement that would have effectuated the merger of the Company and EdenIQ (the Edeniq Merger). The relief sought includes specific performance of the merger agreement and monetary damages, as well as punitive damages, attorneys’ fees, and costs. We have incurred and may continue to incur additional costs in connection with the prosecution of the currently pending, and any future, litigation relating to the Edeniq Merger. We believe that our lawsuit against Edeniq is an enforcement of our rights under the Merger Agreement. We cannot predict the outcome of such litigation. Such litigation may also create a distraction for our management team and board of directors and require time and attention. Any litigation relating to the Edeniq Merger or Edeniq’s wrongful termination of and failure to close the Edeniq Merger would adversely affect our ability to leverage Edeniq’s technologies for the development of additional advanced biofuels and renewable chemicals and could adversely impact our ability to execute our business plan and our financial condition and results of operations.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

- Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any authorized person acting under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned at (408) 213-0925 or to Nathan Mee, Esq., outside counsel to the Company, at (415) 616-1156.

Sincerely,

/s/ Todd Waltz
Todd Waltz,
Chief Financial Officer

cc:               Nathan Mee, Esq.
                    Shearman & Sterling LLP